SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 19, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW TAKES ACTION AGAINST VONAGE CANADA
Calgary, AB (June 16, 2006) — Shaw Communications Inc. and its subsidiary, Shaw Cablesystems G.P., have filed the latest in a series of Court documents with respect to Shaw’s claim against Vonage Canada Corp. in the Alberta Court of Queen’s Bench, Calgary, to set the record straight on its Digital Phone Service and its Quality of Service Enhancement.
Shaw offers its highly successful Shaw Digital Phone Service over its own managed network. Vonage offers an Internet telephony service over the public Internet system with all its inherent limitations. Shaw therefore offers Shaw’s High Speed Internet customers who subscribe to voice over Internet telephony services provided by third parties like Vonage, an entirely optional service known as Quality of Service Enhancement (QOS). QOS is intended to enhance the broadband experience of those Shaw High Speed Internet customers who subscribe to voice over Internet services, whether with Vonage or others.
Shaw’s QOS Enhancement is at the heart of the dispute with Vonage as a result of certain publications and allegations made by Vonage which Shaw considers misleading and defamatory. Shaw commenced its lawsuit to stop Vonage from making these statements and to set the record straight on the QOS Enhancement service and the material differences between Shaw’s Digital Phone Service and Vonage’s voice over Internet service.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).

For more information, please contact:
Shaw Investor Relations Department
Investor.relations@sjrb.ca